Exhibit 99.2

ESHALLGO INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars, except for the number of shares)

	September 30,	March 31,
	2024	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (including amounts of the consolidated VIEs of $3,295,272 and $5,310,244 as of September 30, 2024 and March 31, 2024, respectively)	$4,682,143	$5,362,101
Short-term investments (including amounts of the consolidated VIEs of $2,762,504 and $1,131,267 as of September 30, 2024 and March 31, 2024, respectively)	2,762,983	1,131,267
Restricted cash (including amounts of the consolidated VIEs of $ nil and $ nil as of September 30, 2024 and March 31, 2024, respectively)	300,000	—
Accounts receivable, net (including amounts of the consolidated VIEs of $4,119,450 and $4,967,146 as of September 30, 2024 and March 31, 2024, respectively)	4,490,214	4,967,146
Accounts receivable - related parties (including amounts of the consolidated VIEs of $575,759 and $232,620 as of September 30, 2024 and March 31, 2024, respectively)	575,759	232,620
Advance to vendors, net (including amounts of the consolidated VIEs of $1,358,713 and $1,837,209 as of September 30, 2024 and March 31, 2024, respectively)	1,370,328	1,837,209
Advance to vendors - related parties (including amounts of the consolidated VIEs of $70,424 and $189,733 as of September 30, 2024 and March 31, 2024, respectively)	70,424	189,733
Inventories, net (including amounts of the consolidated VIEs of $1,643,947 and $1,963,166 as of September 30, 2024 and March 31, 2024, respectively)	1,798,838	1,963,166
Due from related parties (including amounts of the consolidated VIEs of $1,415,822 and $313,765 as of September 30, 2024 and March 31, 2024, respectively)	2,843,715	366,761
Long-term other receivable, net - current portion (including amounts of the consolidated VIEs of $153,202 and $ nil as of September 30, 2024 and March 31, 2024, respectively)	153,202	—
Finance receivables, ne t- current portion (including amounts of the consolidated VIEs of $86,023 and $100,564 as of September 30, 2024 and March 31, 2024, respectively)	86,023	100,564
Prepaid expenses and other current assets, net (including amounts of the consolidated VIEs of $2,041,812 and $1,895,276 as of September 30, 2024 and March 31, 2024, respectively)	2,142,454	1,923,001
TOTAL CURRENT ASSETS	21,276,083	18,073,568

Property and equipment, net (including amounts of the consolidated VIEs of $514,824 and $599,831 as of September 30, 2024 and March 31, 2024, respectively)	534,956	599,831
Right-of-use assets, net (including amounts of the consolidated VIEs of $122,353 and $346,995 as of September 30, 2024 and March 31, 2024, respectively)	260,375	346,995
Deferred tax assets, net (including amounts of the consolidated VIEs of $57,889 and $47,585 as of September 30, 2024 and March 31, 2024, respectively)	57,970	47,585
Long-term accounts receivable, net - non-current portion (including amounts of the consolidated VIEs of $171,643 and $197,005 as of September 30, 2024 and March 31, 2024, respectively)	171,643	197,005
Long-term other receivable, net - non-current portion (including amounts of the consolidated VIEs of $862,190 and $ nil as of September 30, 2024 and March 31, 2024, respectively)	862,190	—
Finance receivables, net - non-current portion (including amounts of the consolidated VIEs of $71,261 and $96,961 as of September 30, 2024 and March 31, 2024, respectively)	71,261	96,961
Other non-current assets, net (including amounts of the consolidated VIEs of $476,787and $324,723 as of September 30, 2024 and March 31, 2024, respectively)	476,787	324,723
TOTAL NONCURRENT ASSETS	2,435,182	1,613,100
TOTAL ASSETS	$23,711,265	$19,686,668

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan (including amounts of the consolidated VIEs of $ nil and $ nil as of September 30, 2024 and March 31, 2024, respectively)	$30,755	$—
Accounts payable (including amounts of the consolidated VIEs of $879,683 and $922,195 as of September 30, 2024 and March 31, 2024, respectively)	1,144,191	922,195
Accounts payable - related parties (including amounts of the consolidated VIEs of $40,006 and $1,387 as of September 30, 2024 and March 31, 2024, respectively)	40,006	1,387
Deferred revenue (including amounts of the consolidated VIEs of $750,465 and $598,661 as of September 30, 2024 and March 31, 2024, respectively)	777,304	598,661
Payroll payable (including amounts of the consolidated VIEs of $231,517 and $233,556 as of September 30, 2024 and March 31, 2024, respectively)	298,469	233,556
Taxes payable (including amounts of the consolidated VIEs of $269,266 and $268,710 as of September 30, 2024 and March 31, 2024, respectively)	269,893	268,710
Due to related parties (including amounts of the consolidated VIEs of $7,565 and $7,348 as of September 30, 2024 and March 31, 2024, respectively)	17,431	7,348
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of $367,346 and $105,159 as of September 30, 2024 and March 31, 2024, respectively)	412,696	105,159
Operating lease liabilities - current portion (including amounts of the consolidated VIEs of $154,496 and $248,562 as of September 30, 2024 and March 31, 2024, respectively)	211,029	248,562
TOTAL CURRENT LIABILITIES	3,201,774	2,385,578

Operating lease liabilities (including amounts of the consolidated VIEs of $75,156 and $186,833 as of September 30, 2024 and March 31, 2024, respectively)	154,338	186,833
Deferred tax liabilities (including amounts of the consolidated VIEs of $ nil and $78 as of September 30, 2024 and March 31, 2024, respectively)	—	78
Other long-term payable (including amounts of the consolidated VIEs of $6,499 and $6,313 as of September 30, 2024 and March 31, 2024, respectively)	6,499	6,313
TOTAL NONCURRENT LIABILITIES	160,837	193,224
TOTAL LIABILITIES	3,362,611	2,578,802

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, par value $0.0001 per share, 90,000,000 shares authorized, 15,879,000 and 14,629,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	1,588	1,463
Class B ordinary share, par value $0.0001 per share, 10,000,000 shares authorized, 5,856,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	586	586
Additional paid-in capital	9,077,843	3,175,965
Statutory reserves	647,466	645,538
Retained earnings	4,569,391	7,730,437
Accumulated other comprehensive loss	(505,569)	(811,556)
TOTAL SHAREHOLDERS’ EQUITY	13,791,305	10,742,433
Non-controlling interest	6,557,349	6,365,433
TOTAL EQUITY	20,348,654	17,107,866

TOTAL LIABILITIES AND EQUITY	$23,711,265	$19,686,668

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023
REVENUE
Revenue - third parties	$6,042,781	$8,113,763
Revenue - related parties	669,697	169,567
Total revenue	6,712,478	8,283,330

COST OF REVENUE
Cost of revenue - third parties	4,679,515	5,976,487
Cost of revenue - related parties	456,617	87,947
Total cost of revenue	5,136,132	6,064,434

GROSS PROFIT	1,576,346	2,218,896

OPERATING EXPENSES
Selling expenses	2,593,603	497,483
General and administrative expenses	1,985,107	1,107,014
Research and development expenses	9,999	115,790

Total operating expenses	4,588,709	1,720,287

INCOME (LOSS) FROM OPERATIONS	(3,012,363)	498,609

OTHER INCOME, NET
Interest income, net	2,232	4,556
Investment income	28,957	17,049
Other income, net	5,086	4,795
Total other income, net	36,275	26,400

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(2,976,088)	525,009

PROVISION FOR INCOME TAXES	27,044	43,239

NET INCOME (LOSS)	(3,003,132)	481,770

Less: net income attributable to non-controlling interest	155,986	301,528

NET INCOME (LOSS) ATTRIBUTABLE TO ESHALLGO INC	$(3,159,118)	$180,242

COMPREHENSIVE LOSS
Net income (loss)	(3,003,132)	481,770
Foreign currency translation gain (loss)	521,102	(992,343)
Comprehensive loss	(2,482,030))	(510,573)
Less: Comprehensive income (loss) attributable to non-controlling interest	371,101	(52,503)

COMPREHENSIVE LOSS ATTRIBUTABLE TO ESHALLGO INC	$(2,853,131)	$(458,070)

Earnings (loss) per common share - basic and diluted	$(0.15)	$0.01
Weighted average shares - basic and diluted	21,108,288	20,320,068

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in U.S. dollars, except for the number of shares)

								Accumulated
	Ordinary Shares				Additional			Other	Total	Non-
	Class A		Class B		Paid in	Statutory	Retained	Comprehensive	Shareholders'	controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	Earnings	Income (loss)	Equity	Interest	Equity
Balance as of March 31, 2023	14,429,000	$1,443	5,856,000	$586	$2,717,644	$633,163	$7,734,160	$(284,967)	$10,802,029	$5,924,728	$16,726,757
Issuance of Class A Ordinary Share	200,000	20	—	—	458,321	—	—	—	458,341	—	458,341
Refund of capital contribution by a non-controlling shareholder	—	—	—	—	—	—	—	—	—	(7,427)	(7,427)
Net income for the period	—	—	—	—	—	—	180,242	—	180,242	301,528	481,770
Foreign currency translation loss	—	—	—	—	—	—	—	(638,312)	(638,312)	(354,031)	(992,343)
Balance as of September 30, 2023	14,629,000	$1,463	5,856,000	$586	$3,175,965	$633,163	$7,914,402	$(923,279)	$10,802,300	$5,864,798	$16,667,098

Balance as of March 31, 2024	14,629,000	$1,463	5,856,000	$586	$3,175,965	$645,538	$7,730,437	$(811,556)	$10,742,433	$6,365,433	$17,107,866
Issuance of Class A Ordinary Share	1,250,000	125	—	—	3,823,678	—	—	—	3,823,803	—	3,823,803
Refund of capital contribution - capital reduction	—	—	—	—	—	—	—	—	—	(179,185)	(179,185)
Issuance of Class A Ordinary Share for services	—	—	—	—	2,078,200	—	—	—	2,078,200	—	2,078,200
Net income (loss) for the period	—	—	—	—	—	—	(3,159,118)	—	(3,159,118)	155,986	(3,003,132)
Appropriation to statutory reserve	—	—	—	—	—	1,928	(1,928)	—	—	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	305,987	305,987	215,115	521,102
Balance as of September 30, 2024	15,879,000	$1,588	5,856,000	$586	$9,077,843	$647,466	$4,569,391	$(505,569)	$13,791,305	$6,557,349	$20,348,654

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ESHALLGO INC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(3,003,132)	$481,770
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	130,559	244,439
Loss (gain) from disposal of property and equipment	878	(59)
Amortization right-of-use assets	77,387	114,397
Allowance for (net recovery of) credit losses and doubtful accounts	125,485	(101,956)
Reversal of inventory reserve	(2,188)	(307)
Stock-based compensation	2,078,200	—
Deferred income tax benefit	(8,826)	(3,419)

Changes in operating assets and liabilities:
Accounts receivable	239,785	609,457
Accounts receivable-related parties, net	(327,586)	309,484
Inventories	218,768	30,703
Advance to vendors	(222,024)	(573,817)
Advance to vendors-related parties	121,688	506,700
Prepaid expenses and other current assets	(63,265)	(755,855)
Long-term accounts receivable	30,552	—
Finance receivables	46,552	44,226
Other non-current assets	5,557	(112,876)
Accounts payable	189,726	(112,078)
Accounts payable-related parties	37,582	6,820
Deferred revenue	156,803	(105,337)
Payroll payable	57,614	(1,385)
Taxes payable	(6,581)	(44,063)
Accrued expenses and other current liabilities	176,923	(81,772)
Operating lease liabilities	(63,767)	(103,598)
Net cash provided by (used in) operating activities	(3,310)	351,474

Cash flows from investing activities:
Purchase of property and equipment	(50,975)	(24,057)
Payment made for short-term loans to third parties	(546,438)	—
Payment made for long-term loans to third parties	(146,483)	—
Purchase of short-term investments	(1,557,033)	(1,138,231)
Redemption of short-term investments	—	140,386
Payments made to related parties	(2,439,307)	(141,917)
Net cash used in investing activities	(4,740,236)	(1,163,819)

Cash flows from financing activities:
Proceeds from short-term bank loan	29,961	7,019
Repayment of short-term bank loan	—	(98,270)
Net proceeds from initial public offerings, net of issuance costs	4,436,972	458,341
Refund of capital contribution - capital reduction	(31,158)	(7,427)
Payments made for deferred offering costs	(183,071)	(92,801)
Proceeds from (repayments of) loans from related parties	9,819	(164,045)
Net cash provided by financing activities	4,262,523	102,817

Effect of changes of foreign exchange rates on cash, cash equivalents and restricted cash	101,065	(263,977)

Net decrease in cash, cash equivalents and restricted cash	(379,958)	(973,505)

Cash, cash equivalents and restricted cash, beginning of period	5,362,101	4,949,836

Cash, cash equivalents and restricted cash, end of period	$4,982,143	$3,976,331

Reconciliation of cash, cash equivalents and restricted cash, beginning of period
Cash and cash equivalents	$5,362,101	$4,949,836
Restricted cash	—	—
Cash, cash equivalents and restricted cash, end of period	5,362,101	$4,949,836

Reconciliation of cash, cash equivalents and restricted cash, end of period
Cash and cash equivalents	$4,682,143	$3,976,331
Restricted cash	300,000	—
Cash, cash equivalents and restricted cash, end of period	$4,982,143	$3,976,331

Supplemental disclosure of cash flow information
Cash paid for income tax	$38,993	$59,089

Supplemental non-cash financing activity:
Right of use assets obtained in exchange for operating lease liabilities	$5,783	$49,605
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$11,219	$28,544
Deferred IPO cost offset with additional paid-in capital	$613,169	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Eshallgo Inc (“Eshallgo” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the business of sales and leasing of office equipment, and related maintenance services in the People’s Republic of China (“PRC”).

Organization

Eshallgo Inc was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021.

Eshallgo Inc owns 100% of the equity interests of Junzhang Monarch Limited (“Eshallgo HK”), a limited liability company formed under the laws of Hong Kong on June 30, 2021.

On July 22, 2021, Shanghai Eshallgo Enterprise Development (Group) Co. (“Eshallgo WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Eshallgo HK.

Eshallgo and Eshallgo HK are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Zhidan Mao, the chairman of the board of directors, and his close family members, were the controlling shareholders of the following entities: (1) Junzhang Digital Technology (Shanghai) Co., Ltd. (“Junzhang Shanghai”), formed in Shanghai City, China on April 23, 2015; (2) Junzhang Digital Technology (Beijing) Co., Ltd. (“Junzhang Beijing”), formed in Beijing City, China on June 9, 2021. Junzhang Shanghai and Junzhang Beijing were all formed as limited liability companies pursuant to PRC laws. Junzhang Shanghai and Junzhang Beijing are primarily engaged in the business of providing customers a comprehensive range of office equipment solution services in the PRC. Junzhang Shanghai has one wholly-owned subsidiary and twenty other subsidiaries with 55% majority ownership, located across China. Junzhang Shanghai and its subsidiaries and Junzhang Beijing are collectively referred to as the “Eshallgo Operating Companies” below.

Upon the completion of the Reorganization as disclosed below, the Company has subsidiaries in countries and jurisdictions in Cayman Islands, Hong Kong, and the PRC. Details of the subsidiaries of the Company as of September 30, 2024 were set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Eshallgo Inc	June 16, 2021	Cayman Islands	Parent, 100%	Investment holding

Junzhang Monarch Limited	June 30, 2021	Hong Kong	100%	Investment holding

Shanghai Eshallgo Enterprise Development (Group) Co., Ltd.	July 22, 2021	Shanghai, PRC	100%	WFOE, Investment holding Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Shanghai) Co., Ltd.	April 23, 2015	Shanghai, PRC	VIE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Beijing) Co., Ltd.	June 9, 2021	Beijing, PRC	VIE	Sale, leasing, and maintenance of office equipment

Shanghai Lixin Office Equipment Co., Ltd. (“Lixin”)	September 5, 2008	Shanghai, PRC	100% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

ESHALLGO Office Supplies (Shanghai) Co., Ltd. (“Shanghai”)	October 30, 2015	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Changchun ESHALLGO Information Technology Co, Ltd. (“Changchun”)	March 10, 2016	Changchun, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shijiazhuang ESHALLGO Information Technology Co, Ltd. (“Shijiazhuang”)	February 26, 2016	Shijiazhuang, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd. (“Guangzhou”)	July 12, 2016	Guangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Tianjin ESHALLGO Office Equipment Leasing Co., Ltd. (“Tianjin”)	December 6, 2016	Tianjin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd. (“Ningbo”)	October 19, 2016	Ningbo, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Zhengzhou Junzhang Office Equipment Co., Ltd. (“Zhengzhou”)	October 30, 2017	Zhengzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chengdu Junzhang digital Technology Co., Ltd. (“Chengdu”)	August 15, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hefei Junzhang EESHALLGO Digital Products Co., Ltd. (“Hefei”)	July 27, 2017	Hefei, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Chongqing ESHALLGO Office Equipment Co., Ltd. (“Chongqing”)	December 30, 2016	Chengdu, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Beijing ESHALLGO Technology Development Co., Ltd. (“Beijing”)	March 28, 2016	Beijing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Harbin ESHALLGO Information Technology Co., Ltd. (“Harbin”)	April 5, 2016	Harbin, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Xi’an ESHALLGO Information Technology Co., Ltd. (“Xi’an”)	March 22, 2017	Xi’an, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shenzhen ESHALLGO Information Technology Co., Ltd.(“Shenzhen”)	August 19, 2016	Shenzhen, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Shanghai Changyun Industrial Development Co., Ltd. (“Changyun”)	December 29, 2020	Shanghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Hangzhou ESHALLGO Information Technology Co., Ltd. (“Hangzhou”)	January 22, 2016	Hangzhou, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Kunming ESHALLGO Information Technology Co., Ltd. (“Kunming”)	January 12, 2017	Kunming, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qingdao ESHALLGO Information Technology Co., Ltd. (“Qingdao”)	March 29, 2016	Qingdao, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Qinghai ESHALLGO Information Technology Co., Ltd. (“Qinghai”)	June 21, 2018	Qinghai, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Nanjing) Co., Ltd. (“Nanjing”)^	May 12, 2021	Nanjing, PRC	55% owned by Junzhang Shanghai	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Suzhou) Co., Ltd. (“Su Zhou”)	March 11, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Junzhang Digital Technology (Changzhou) Co., Ltd. (“Changzhou”)	June 9, 2022	Jiangsu, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

Zibo ESHALLGO Information Technology Co., Ltd. (“Zibo”)*	July 25, 2022	Shandong, PRC	55% owned by WFOE	Sale, leasing, and maintenance of office equipment

^: the entity was dissolved on October 15, 2024.

*: as of the date of this report, there was no operation at this entity.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 3, 2021. The Reorganization involved the formation of Eshallgo, Eshallgo HK and Eshallgo WFOE, and signing of certain contractual arrangements between Eshallgo WFOE, the shareholders of the Eshallgo Operating Companies and the Eshallgo Operating Companies. Consequently, the Company became the ultimate holding company of Eshallgo HK, Eshallgo WFOE, Junzhang Shanghai, and Junzhang Beijing.

On July 30, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Beijing. On December 3, 2021, Eshallgo WFOE entered into a series of contractual arrangements with the shareholders of Junzhang Shanghai. These agreements include Equity Interest Pledge Agreements, an Exclusive Business Cooperation Agreement, Exclusive Option Agreements, Powers of Attorney, and Spouse Consents (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, Eshallgo WFOE has the exclusive right to provide to the Eshallgo Operating Companies consulting services related to business operations including technical and management consulting services. The VIE agreements are designed to render WFOE as the primary beneficiary of and entitle Eshallgo of rights to consolidate Junzhang Beijing and Junzhang Shanghai for accounting purposes. As a result of our direct ownership in Eshallgo WFOE and signing of these VIE Agreements, we believe that the Eshallgo Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs. We treat the VIEs as our consolidated entities under ASC 810.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost.

The VIE contractual arrangements

The Company’s main operating entities, Junzhang Shanghai and its subsidiaries and Junzhang Beijing (or the “Eshallgo Operating Companies” as referred above), are controlled through contractual arrangements by the Company.

Eshallgo WFOE has entered into the following arrangements with its VIEs

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among Eshallgo WFOE, Junzhang Beijing/Junzhang Shanghai and the shareholders of Junzhang Beijing/Junzhang Shanghai, respectively, the shareholders of Junzhang Beijing/Junzhang Shanghai pledged all of their equity interests in Junzhang Beijing/Junzhang Shanghai to Eshallgo WFOE to guarantee Junzhang Beijing or Junzhang Shanghai’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Eshallgo WFOE in enforcing such obligations of Junzhang Beijing, Junzhang Shanghai, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Junzhang Beijing or Junzhang Shanghai, Eshallgo WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Junzhang Beijing or Junzhang Shanghai and priority in receiving the proceeds from such disposition. The shareholders of Junzhang Beijing or Junzhang Shanghai agree that, without Eshallgo WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders, Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

Eshallgo WFOE and Junzhang Beijing, and Eshallgo WFOE and Junzhang Shanghai entered into exclusive business cooperation agreements, pursuant to which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Eshallgo WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Junzhang Beijing and Junzhang Shanghai agree to pay Eshallgo WFOE service fees at an amount as determined by Eshallgo WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by Eshallgo WFOE. Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. On July 30, 2021 and December 3, 2021, WFOE executed a supplementary agreement to the Exclusive Business Cooperation Agreement with Junzhang Beijing and Junzhang Shanghai, respectively, which amended the “services fee” to be VIEs’ net income, which is pretax income after deducting relevant costs and reasonable expenses.

Exclusive Option Agreement

Eshallgo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing, Junzhang Shanghai and each of the shareholders of Junzhang Shanghai have entered into exclusive option agreements, pursuant to which each of the shareholders of Junzhang Beijing and Junzhang Shanghai irrevocably granted Eshallgo WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Junzhang Beijing and Junzhang Shanghai, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Junzhang Beijing and Junzhang Shanghai undertake that, without the prior written consent of Eshallgo WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Junzhang Beijing or Junzhang Shanghai held by the shareholders of Junzhang Beijing and Junzhang Shanghai are transferred or assigned to Eshallgo WFOE Cor its designated person(s). The shareholders of Junzhang Beijing and Junzhang Shanghai shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Shareholders’ Power of Attorney

Under each Power of Attorney, each Shareholder authorizes Eshallgo WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the PRC laws and the Articles of Association of QQJ Network, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director and/or director, supervisor, general manager and other senior management members of Junzhang Beijing and Junzhang Shanghai.

Each of the Powers of Attorney shall be irrevocable and continuously valid from the date of its execution, and shall remain effective so long as the relevant Shareholder is a shareholder of Junzhang Beijing and Junzhang Shanghai.

Spousal Consent Letters

The spouses of the Shareholders of Junzhang Beijing and Junzhang Shanghai have each signed a spousal consent letter, pursuant to which, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Interest Pledge Agreement, Exclusive Option Agreement and Power of Attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Junzhang Beijing and Junzhang Shanghai held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

Eshallgo WFOE is deemed to have a controlling financial interest in and be the primary beneficiary of the Eshallgo Operating Companies because it has both of the following characteristics:

•	The power to direct activities of the Eshallgo Operating Companies that most significantly impact such entities’ economic performance, and

•	The obligation to absorb losses of, and the right to receive benefits from, the Eshallgo Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Eshallgo Operating Companies shall pay service fees equal to all of their net profit after tax payments to Eshallgo WFOE. Accordingly, Eshallgo WFOE has the right to receive substantially all of the Eshallgo Operating Companies’ economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Eshallgo Operating Companies are solely for the benefit of Eshallgo WFOE and ultimately, the Company, and therefore the Company must consolidate the Eshallgo Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;

•	limit the Company’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;

•	require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its office equipment solution service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its unaudited condensed consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. The Company and Eshallgo HK are essentially holding companies and do not have active operations through September 30, 2024. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statement of income (loss) and comprehensive loss as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operating results and cash flow of Eshallgo WFOE and its subsidiaries and the VIEs and VIE’s subsidiaries. The Company has not provided any financial support to the VIEs for the six months ended September 30, 2024 and 2023.

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	September 30,	March 31,
	2024	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,295,272	$5,310,244
Short-term investments	2,762,504	1,131,267
Accounts receivable, net	4,119,450	4,967,146
Accounts receivable - related parties	575,759	232,620
Advance to vendors, net	1,358,713	1,837,209
Advance to vendors - related parties	70,424	189,733
Inventories, net	1,643,947	1,963,166
Due from related parties	1,415,822	313,765
Long-term receivable - other receivable, net	153,202	—
Finance receivables, net	86,023	100,564
Prepaid expenses and other current assets, net	2,041,812	1,895,276
TOTAL CURRENT ASSETS	17,522,928	17,940,990

Property and equipment, net	514,824	599,831
Right-of-use assets, net	122,353	346,995
Deferred tax assets, net	57,889	47,585
Long-term receivable – accounts receivable, net	171,643	197,005
Long-term receivable - other receivable, net	862,190	—
Finance receivables, net	71,261	96,961
Other non-current assets, net	476,787	324,723
TOTAL NONCURRENT ASSETS	2,276,947	1,613,100
TOTAL ASSETS	$19,799,875	$19,554,090

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$879,683	$922,195
Accounts payable - related parties	40,006	1,387
Deferred revenue	750,465	598,661
Payroll payable	231,517	233,556
Taxes payable	269,266	268,710
Due to related parties	7,565	7,348
Accrued expenses and other current liabilities	367,346	105,159
Operating lease liabilities	154,496	248,562
TOTAL CURRENT LIABILITIES	2,700,344	2,385,578

Operating lease liabilities	75,156	186,833
Deferred tax liabilities	—	78
Other long-term payable	6,499	6,313
TOTAL NONCURRENT LIABILITIES	81,655	193,224
TOTAL LIABILITIES	2,781,999	2,578,802

	For the Six Months Ended September 30,
	2024	2023
Net revenue	$6,192,252	$8,283,330
Net income (loss)	$(5,932)	$481,724

	For the Six Months Ended September 30,
	2024	2023
Net cash provided by operating activities	$1,172,301	$351,428
Net cash used in investing activities	(3,341,270)	(1,163,819)
Net cash provided by (used in) financing activities	60,601	(265,691)
Effect of exchange rate change on cash and cash equivalents	93,396	(259,125)
Net decrease in cash and cash equivalents	(2,014,972)	(1,337,207)
Cash and cash equivalents, beginning of period	5,310,244	4,856,560
Cash and cash equivalents, end of period	$3,295,272	$3,519,353

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 20-F/A for the fiscal years ended March 31, 2024 and 2023, which was filed on December 16, 2024. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation. Operating results for the six months ended September 30, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year.

Non-controlling interest

For the Company’s unaudited condensed consolidated subsidiaries and the VIEs, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of income (loss) and comprehensive loss to distinguish the interests from that of the controlling shareholder.

As of September 30, 2024 and March 31, 2024, non-controlling interest equity consisted of the following:

		As of
	Percentage of ownership of	September 30,	March 31,
Entity	non-controlling interest	2024	2024
Shanghai	45%	$163,992	$234,941
Beijing	45%	828,389	771,142
Qinghai	45%	254,258	235,710
Harbin	45%	494,138	463,615
Zhengzhou	45%	365,578	361,825
Chengdu	45%	277,875	260,054
Guangzhou	45%	300,157	279,086
Changchun	45%	334,511	331,372
Hefei	45%	287,269	262,357
Hangzhou	45%	466,198	448,796
Tianjin	45%	452,872	401,220
Shenzhen	45%	150,133	147,123
Qingdao	45%	101,301	95,005
Kunming	45%	725,323	649,401
Xi'an	45%	273,781	260,115
Shijiazhuang	45%	669,822	601,817
Ningbo	45%	192,481	180,341
Chongqing	45%	168,675	166,827
Changyun (1)	45%	46,337	214,686
Nanjing (2)	45%	—	—
Suzhou	45%	4,603	—
Changzhou	45%	(344)	—
Zibo	45%	—	—
Total non-controlling interest		$6,557,349	$6,365,433

(1)	On March 17, 2023, the shareholders of the Changyun approved a reduction of its registered capital from RMB5.0 million ($694,368) to RMB1.0 million ($138,874). RMB226,000 ($31,158) and RMB54,000 ($7,427) of capital contribution was returned to the non-controlling interest during the six months ended September 30, 2024 and 2023, respectively. As of the date of this report, the remaining balance to be returned to the non-controlling interest amounted to RMB870,000 (approximately $124,000).

(2)	The entity was dissolved on October 15, 2024.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These accounting estimates used in the preparation of the unaudited condensed consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. These estimates are based on management’s best available information including current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates required to be made by management include, but are not limited to, assessment of the expected credit losses for financial assets, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, implicit interest rate of operating leases, and the revenue recognition of leasing of equipment. As a result, actual results may be different from these estimates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Cash and cash equivalents

Cash include cash on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in the PRC, Hongkong and the United States. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Short-term investment

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the unaudited condensed consolidated statements of income (loss) and comprehensive loss as investment income.

As of September 30, 2024 and March 31, 2024, the Company had short-term investments balance of $2,762,983 and $1,131,267, including accrued interests of $53,976 and $23,556, respectively.

Restricted cash

Restricted cash represents proceeds from the initial public offering which was deposited in the escrow account with the underwriter and will be released to the Company after six months. As of September 30, 2024 and March 31, 2024, the Company had restricted cash of $300,000 and $ nil, respectively.

Credit Losses

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s accounts receivable from third parties and related parties, due from related parties, finance receivable, long-term accounts receivable, long-term other receivable, loans and security deposits which is included in current and non-current prepaid expenses and other assets line item in the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company uses the roll-rate method to measure the expected credit losses of accounts receivable, finance receivable and long-term other receivable   on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For security deposits and loans to third parties, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, current economic conditions and other factors that may affect its ability to collect from the debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the unaudited condensed consolidated statements of income (loss) and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable amounted to $201,252 and $133,449 as of September 30, 2024 and March 31, 2024, respectively.

Advances to suppliers, net

Advance to suppliers consists of balances paid to suppliers for purchase of office equipment, equipment parts and suppliers and others that have not been used against purchases. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the utilization of the advance becomes doubtful. The Company continually assesses the credit quality of its suppliers and the factors that affect the credit risk and the supplier’s capability of fulfilling the future purchase orders and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for doubtful accounts amounted to $199,780 and $175,135 as of September 30, 2024 and March 31, 2024, respectively.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets consist of prepaid social security-employee portion, loans to third parties which are used for short-term funding to support various third-party suppliers and employees, security deposits primarily include security deposits paid to landlords for the Company’s leased offices as well as security deposits paid to the Company’s suppliers, deferred initial public offering costs and others. Loans to third parties and security deposits are within the scope of ASC Topic 326, allowance for credit losses for loans to third parties amounted to $37,550 and $19,647 as of September 30, 2024 and March 31, 2024, respectively, and allowance for credit losses for security deposits and other were both $ nil as of September 30, 2024 and March 31, 2024, respectively.

Finance receivable, net

Finance receivables consist of receivables in relation to sales-type leases resulting from the sales of equipment. Finance receivables is recorded upon the inception of the lease, and consists the minimum lease payments, net of the unearned interest income and allowance for credit losses. It is recognized as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Allowance for credit losses amounted to $4,509 and $6,040 as of September 30, 2024 and March 31, 2024, respectively.

Inventories, net

Inventories, primarily consisting of purchased equipment, equipment parts and supplies, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $18,170 and $19,830 as of September 30, 2024 and March 31, 2024, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful Life
Electric equipment	3 years
Machinery and equipment	5 years
Motor vehicles	4 years
Office furniture	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income (loss) and comprehensive loss in other income.

Leases

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. All of these leases are accounted for as operating leases, under the adoption of ASC Topic 842 (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and non-current portion of operating lease liabilities on the Company’s unaudited condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended September 30, 2024 and 2023.

The Company has elected the short-term lease practical expedient, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs was charged to shareholders’ equity upon the completion of the IPO. As of September 30, 2024 and March 31, 2024, deferred IPO costs were $ nil and $433,007, respectively, which are included in prepaid expenses and other current assets in the unaudited condensed consolidated balance sheets.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily consists of property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the six months ended September 30, 2024 and 2023.

Fair value of financial instruments

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines Fair Value (“FV”), and establishes a three-level valuation hierarchy for disclosures of FV measurement that enhances disclosure requirements for FV measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, net, accounts receivable due from related parties, due from related parties, prepaid expenses and other current assets, short-term bank loan, accounts payable, accounts payable due to related parties, deferred revenue, payroll payable, due to related parties, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 based upon the short-term nature of the assets and liabilities. The Company carries short-term investments in wealth management products at fair value, which are measured at Level 2.

Foreign currency translation

The functional currency for Eshallgo is the U.S. Dollar (“US$”). Eshallgo HK uses Hong Kong dollar (“HK$”) as its functional currency. However, Eshallgo, and Eshallgo HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through WFOE and the VIEs in the PRC through September 30, 2024. The functional currency of WFOE and the VIEs is the Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.

The reporting currency of the Company is the US$, and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	For the Six Months Ended September 30, 2024		For the Six Months Ended September 30, 2023		March 31, 2024
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB 7.0149	US$1=RMB 7.2008	US$1=RMB 7.2952	US$1=RMB 7.1232	US$1=RMB 7.2221	US$1=RMB 7.1530
US$ against HK$	US$1= HK$ 7.7702	US$1= HK$ 7.8083	—	—	—	—

Revenue recognition

The Company generates its revenues primarily through sales of equipment and provision of services and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue amount represents the invoiced value, net of a value-added tax (the “VAT”). Revenues under bundled arrangements are allocated considering the relative standalone selling prices of the performance obligations included in the bundled arrangement.

More specifically, revenue related to the Company’s products and services is generally recognized as follows:

Revenue from sales of equipment

Revenues from the sale of equipment directly to end customers and distributors, including those from sales-type leases (see “Revenue from leasing of equipment” below), are recognized when obligations under the terms of a contract with our customer are satisfied and control has been transferred to the customer. For equipment placements that require the Company to install the product at the customer location, it has two promises, which are to transfer the products and to provide the installation services. The installation required is not complex and can be completed simultaneously together with delivery of the products and is considered to be immaterial in the context of the contract with the customer. For such arrangements, there is one performance obligation in each contract, which is to provide the requested equipment to the customer and the total consideration under the contract is recognized as revenue when the goods have been delivered and installed at the customer location.

The Company does not offer its customer warranties that can be purchased separately, and the warranties only provide its customers with the peace of mind that the Company will fix or possibly replace the equipment if the original one was faulty, the Company determines that its warranty is assurance-type warranty. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it.

No significant returns, refund and other similar obligations during the six months ended September 30, 2024 and 2023.

Revenue from leasing of equipment

The Company records rental income from the leasing of equipment in accordance with ASC 842. The two primary lease accounting provisions the Company assesses for the classification of transactions as sales-type or operating leases are: (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Lease arrangements that meet these conditions are accounted for as sales-type leases and sales profit or loss at lease inception is recognized as noted above for sales of equipment. Lease arrangements that do not meet these conditions are accounted for operating leases. The revenue from an operating lease is recognized on a straight-line basis over the term of the lease.

A significant portion of the Company’s lease to end customers are made through bundled lease arrangements that typically include equipment, financing and maintenance components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for excess page volumes consumed. When the customer prints more than the maximum monthly page volume stated in the contract, the Company will charge excess page volume consumed, which are often expressed in terms of price-per-page. Revenue related to the excess page charges is calculated based on actual excess page volume consumed by price-per-page and is recognized when excess pages were used by the customer. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the lease term. In applying the lease accounting methodology, the Company only considers the fixed payments for purposes of allocating to the relative fair value elements of the contract.

Revenues under bundled arrangements contains multiple performance obligations, including the lease and non-lease performance obligations. Under sales-type lease, for such bundled arrangements, revenues are allocated considering the relative standalone selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment and financing, which are recognized on a straight-line basis over the term of the lease, while non-lease deliverables generally consist of supplies and maintenance services, which are generally recognized over the term of the lease as maintenance services revenue as noted below under “Revenue from maintenance services”. The allocation for the lease deliverables begins by allocating revenues to equipment and financing based on their standalone selling price, and the remaining amounts are allocated to the supplies and maintenance services.

For operating lease, since the lease component, if accounted for separately, would be classified as an operating lease, and maintenance services associated with lease are also transfer to the customers over the term of the lease. As both criteria are met, the Company makes the accounting policy election in accordance with ASC 842-10-15-42A, and therefore, the Company chooses to not separate non-lease components from lease components and, instead, to account for each separate lease component and the non-lease components associated with that lease component as a single component.

The Company considers the economic life of most of the products to be five years and there is no significant after-market for the used equipment. The Company believes five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.

With respect to their standalone selling price, the Company performs an analysis based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for the leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for the Company to determine that such lease prices are indicative of standalone selling price.

No significant returns, refund and other similar obligations during the six months ended September 30, 2024 and 2023.

Financing:

Finance income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

Revenue from maintenance services

The Company provides maintenance services for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual term. These arrangements typically include implementation, configuration, training, technical support, and repair of the office equipment, which to ensure the functionality of the machines. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (fixed payments) over the contractual term. Revenues from maintenance and technical support services are recognized over time as such services are performed in a straight-line basis.

No significant returns, refund and other similar obligations during the six months ended September 30, 2024 and 2023.

Revenue disaggregation

The Company’s disaggregation of revenues for the six months ended September 30, 2024 and 2023 are as the following:

	For the Six Months Ended
	September 30,
	2024	2023
Revenue from sales of equipment	$5,480,454	$6,475,899
Revenue from maintenance services	595,531	1,078,065
Revenue from leasing of equipment	632,556	722,601
Revenue from financing	3,937	6,765
Total revenue	$6,712,478	$8,283,330
Timing of revenue recognition
Equipment transferred at a point in time	5,480,454	6,475,899
Services rendered over time	1,232,024	1,807,431
Total revenue	$6,712,478	$8,283,330

All the Company’s revenue are generated in the PRC.

Contract assets and liabilities

The Company does not have contract assets as of September 30, 2024 and March 31, 2024. Contract liabilities represent payment has been received from the Company’ customers in advance of the delivery of products or services. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $777,304 and $598,661 as of September 30, 2024 and March 31, 2024, respectively. The amount of revenue recognized in the six months ended September 30, 2024 and 2023 that was included in the opening deferred revenue was $143,056 and $301,811, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

Costs of revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight-in expenses and ordering expenses. For operating lease, cost of leasing of office equipment primarily included the depreciation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily included the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Research and development expenses

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing processes, are expensed when incurred in accordance with the FASB ASC 730, “Research and Development.” The research and development costs primarily comprise employee costs, consultant fees, travel and transportation fees, and depreciation to property, plant and equipment used in the research and development activities. For the six months ended September 30, 2024 and 2023, total research and development expense were $9,999 and $115,790, respectively.

Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer employee benefits plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries and the VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income (loss) and comprehensive loss amounted to $194,574 and $224,221 for the six months ended September 30, 2024 and 2023, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2024 and 2023. The Company does not believe that there was any uncertain tax provision on September 30, 2024 and March 31, 2024. The Company’s subsidiary and the VIEs in China are subject to the income tax laws of the PRC. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. No significant income was generated outside the PRC for the six months ended September 30, 2024 and 2023. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 5% to 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2024 and March 31, 2024, there were no dilutive shares.

Comprehensive loss

Comprehensive loss consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB and HK$ to US$ is reported in foreign currency translation gain (loss) in the unaudited condensed consolidated statements of income (loss) and comprehensive loss.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are calculated in functional currency and translated into the reporting currency using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant SEC rules and regulations.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s Chief Operating Decision Maker (“CODM”) organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment. Management determined the Company’s operations constitute a single reportable segment. This reflects the fact that our CODM continues to evaluate our financial information and resources, and continues to assess the performance of these resources, on a consolidated basis. All required financial segment information is therefore included in our consolidated financial statements. Majority of the Company’s assets were located in the PRC and 100% of the Company’s revenues were derived from its wholly owned subsidiaries, and the VIEs and VIEs’ subsidiaries located in the PRC, hence, no disclosure of geographic areas is required for the six months ended September 30, 2024 and 2023.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective April 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective April 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In November 2024, the FASB issued ASU No. 2024-04, “Debt-Debt with Conversions and Other Option”. This ASU is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company plans to adopt this guidance effective April 1, 2026 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	September 30,	March 31,
	2024	2024
Accounts receivable	$4,691,466	$5,100,595
Less: allowance for credit loss	(201,252)	(133,449)
Accounts receivable, net	$4,490,214	$4,967,146

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers or service rendered to customers, which has not been collected as of the balance sheet dates.

Allowance for credit loss movement is as follows:

	September 30,	March 31,
	2024	2024
Beginning balance	$133,449	$256,882
Additions	64,461	11,738
Reversal	(2,249)	(123,647)
Foreign currency translation adjustments	5,591	(11,524)
Ending balance	$201,252	$133,449

NOTE 4 — LONG-TERM RECEIVABLE, NET

Long-term accounts receivable, net

On December 20, 2020, Junzhang Shanghai and one of its subsidiaries entered into two repayment agreements with their customer Shanghai Puli Printing Co., Ltd (“Shanghai Puli”) to extend the repayment dates of Shanghai Puli’s account receivable balance totaling RMB 6,422,747 ($935,170) to June 30, 2022 and December 31, 2025 respectively. The repayment will be made quarterly and annually respectively. The long-term accounts receivable bears interest at the annual rate of 2% on the unpaid balance. On March 29, 2022, these two entities entered into an amended repayment agreement with Shanghai Puli to extend the repayment dates of Shanghai Puli’s account receivable balance as of March 31, 2022 totaling RMB 3,019,507 ($413,903) to December 31, 2023 and March 31, 2026 respectively. The long-term accounts receivable bears interest at the annual rate of 1% on the unpaid balance and the repayment will be made annually respectively. One of the long-term accounts receivables due on December 31, 2023 has been fully collected. As of September 30, 2024 and March 31, 2024, the allowance for credit losses was $5,043 and $5,073, respectively, and total outstanding balance of the long-term accounts receivable, net was $171,643 and $197,005, respectively.

Long-term other receivable, net

The Company and Junzhang Shanghai entered into a repayment agreement with their vendor Shanghai Mingzhe Office Equipment Co., Ltd. (“Mingzhe”) and the legal representative of Mingzhe. Pursuant to the agreement, the Company had accounts receivable due from Mingzhe and advance to vendor made to Mingzhe totaling RMB 7,733,396 ($1,102,427). Mingzhe agreed to repay the total amount semiannually till June 30, 2027, and the long-term other receivable bears interest at the annual rate of 2% on the unpaid balance. As of September 30, 2024 and March 31, 2024, the allowance for credit losses was $27,856 and $ nil, respectively, and total outstanding balance of the long-term other receivable, net was $1,015,392 and $ nil respectively.

NOTE 5 — ADVANCE TO VENDORS, NET

Advance to vendors, net consists of the following:

	September 30,	March 31,
	2024	2024
Prepayment for goods	$1,563,997	$2,007,865
Other prepayments	6,111	4,479
Less: allowance for doubtful accounts	(199,780)	(175,135)
Advance to vendors, net	$1,370,328	$1,837,209

Allowance for doubtful accounts for advance to vendors movement is as follows:

	September 30,	March 31,
	2024	2024
Beginning balance	$175,135	$254,538
Additions (reversal)	18,968	(67,570)
Foreign currency translation adjustments	5,677	(11,833)
Ending balance	$199,780	$175,135

NOTE 6 — INVENTORIES, NET

Inventories, net consists of the following:

	September 30,	March 31,
	2024	2024
Purchased office equipment for sale	$976,086	$1,239,240
Equipment parts and supplies	802,097	695,023
Other supplies	38,825	48,733
Subtotal	1,817,008	1,982,996
Less: inventory reserve	(18,170)	(19,830)
Inventories, net	$1,798,838	$1,963,166

The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	September 30,	March 31,
	2024	2024
Prepaid social security-employee portion	$3,699	$2,709
Loans to third parties and employees (a)	1,907,429	1,307,874
Security deposits	80,133	94,520
Deferred IPO costs	—	433,007
VAT recoverable	94,214	—
Others	94,529	104,538
Subtotal	2,180,004	1,942,648
Less: allowance for credit loss	(37,550)	(19,647)
Prepaid expenses and other current assets, net	$2,142,454	$1,923,001

(a)	Loans to third-parties and employees are mainly used for short-term funding to support various third-party suppliers and employees. These loans bear no interest and have terms of no more than one year. As of September 30, 2024 and March 31, 2024, the allowance for credit losses was $37,550 and $19,647, respectively. For loans to third parties and employees, approximately 30.3%, or $577,416 of the September 30, 2024 balances have been subsequently collected as of March 31, 2025.

NOTE 8 — FINANCE RECEIVABLES, NET

Finance receivables, net which consists of installment of sales-type leases, were as follows:

	September 30,	March 31,
	2024	2024
Gross receivables	$171,712	$216,648
Unearned income	(9,919)	(13,083)
Subtotal	161,793	203,565
Provision for credit loss	(4,509)	(6,040)
Finance receivables, net	157,284	197,525
Less: finance receivables, net – current	(86,023)	(100,564)
Finance receivables, net – non-current	$71,261	$96,961

The allowance for credit losses represents an estimate of the losses expected to be incurred by the Company from its finance receivables.

As of September 30,2024, future minimum lease receivables under non-cancelable sales-type lease agreement are as follows:

Lease
Receivable
2025	$91,825
2026	45,043
2027	26,437
2028	8,246
2029 and thereafter	161
Total	$171,712

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	September 30,	March 31,
	2024	2024
Electric equipment	$47,631	$46,264
Machinery and equipment	1,166,730	1,103,319
Office furniture	49,488	51,213
Motor vehicles	279,010	250,933
Leasehold improvement	277,191	269,238
Subtotal	1,820,050	1,720,967
Less: accumulated depreciation	(1,285,094)	(1,121,136)
Property and equipment, net	$534,956	$599,831

Depreciation expense was $130,559 and $244,439 for the six months ended September 30, 2024 and 2023, respectively.

Machinery and Equipment records the equipment on operating lease, and the accumulated depreciation were as follows:

	September 30,	March 31,
	2024	2024
Equipment on operating lease	$1,166,730	$1,103,319
Less: accumulated depreciation	(815,381)	(738,769)
Equipment on operating lease, net	$351,349	$364,550

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30,	March 31,
	2024	2024
Customer security deposit (1)	$65,811	$71,333
Rent payable	9,967	9,720
Service fees payable	44,930	—
Refundable capital contribution (2)	124,022	—
Others	167,966	24,106
Accrued expenses and other current liabilities	$412,696	$105,159

(1)	Customer security deposit mainly includes deposits paid by customers of leasing equipment business.

(2)	On March 17, 2023, the shareholders of the Changyun approved a reduction of its registered capital from RMB5.0 million ($694,368) to RMB1.0 million ($138,874). As of the date of this report, the remaining balance to be returned to the non-controlling interest amounted to RMB870,000 (approximately $124,000).

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Shanghai Tuwen Office Equipment Co., Ltd.	An entity partially owned by the non-controlling shareholder who own 45% of Changyun
Shanghai Yaodun Science and Technology Development Center	An entity owned by the Company’s chairman and CEO
Qingdao Lixing Technology Co., Ltd.	An entity partially owned by the Supervisor of Qingdao
Kunming Jinbi Office Equipment Co., Ltd.	The general manager of this entity is the Supervisor of Kunming
Qinghai Jiayuan Mingyue Trade Co., Ltd.	An entity partially owned by the non-controlling shareholder who owns 45% of Qinghai
Anhui New Yalian Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Xuancheng Jinshida Modern Office Equipment Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Ningbo Lihong Information System Engineering Co., Ltd.	An entity partially owned by the Company’s minority shareholder
Yue Yan (Shanghai) Digital Technology Co., Ltd.	An entity owned by the officer of the Company
Qinghai Chengchuang ideal Trading Co. Ltd.	An entity partially owned by the director of Qinghai
Hangzhou Shilian Office Equipment Co., Ltd	An entity partially owned by the non-controlling shareholder who own 45% of Hangzhou
Hebei Leading Future Technology Co., Ltd.	The Supervisor of this entity is the non-controlling shareholders who own 45% of Shijiazhuang
Hongkong Eshallgo Holding Group Co., Limited	An entity owned by the Company’s CEO and Director
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Shareholder of the Company
Zhidan Mao	Chairman
Qiwei Miao	Chief Executive Officer and Director

a. Accounts receivable - related parties

Accounts receivable - related parties consisted of the following:

	September 30,	March 31,
	2024	2024
Shanghai Tuwen Office Equipment Co., Ltd.	$220,128	$30,780
Anhui New Yalian Office Equipment Co., Ltd.	127,659	132,399
Hangzhou Shilian Office Equipment Co., Ltd	101,557	10,203
Qinghai Jiayuan Mingyue Trade Co., Ltd.	92,847	—
Hebei Leading Future Technology Co., Ltd.	24,535	48,604
Others	9,033	10,634
Accounts receivable - related parties	$575,759	$232,620

For accounts receivable due from related parties, approximately 97.6%, or $561,699 of the September 30, 2024 balances have been subsequently collected as of March 31, 2025.

b. Advance to vendors - related parties

Advance to vendors - related parties consisted of the following:

	September 30,	March 31,
	2024	2024
Qinghai Jiayuan Mingyue Trade Co., Ltd.	$70,218	$2,769
Qinghai Chengchuang Ideal Trading Co. Ltd.	—	105,732
Shanghai Tuwen Office Equipment Co., Ltd.	—	38,770
Qingdao Lixing Technology Co., Ltd.	—	31,195
Others	206	11,267
Advance to vendors - related parties	$70,424	$189,733

The Company periodically makes purchase advances to various vendors, including the related party suppliers. For advance to vendors made to related parties, all of the September 30, 2024 balances have been subsequently utilized as of March 31, 2025.

c. Due from related parties

Due from related parties consisted of the following:

	September 30,	March 31,
	2024	2024
Qiwei Miao	$1,081,871	$59,670
Qinghai Chengchuang Ideal Trading Co. Ltd.	465,211	237,230
Ningbo Lihong Information System Engineering Co., Ltd.	313,619	—
Zhidan Mao	301,404	—
Qingdao Lixing Technology Co., Ltd.	172,312	—
Shanghai Yaodun Science and Technology Development Center	147,041	4,358
Hangzhou Shilian Office Equipment Co., Ltd	142,554	—
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	142,554	—
Anhui New Yalian Office Equipment Co., Ltd.	—	63,981
Others	77,149	1,522
Due from related parties	$2,843,715	$366,761

The Company historically loaned funds to its related parties for business purposes. The balance due from related parties is typically interest-free and due upon demand. For amount due from related parties, approximately 39.0%, or $1,109,805 of the September 30, 2024 balances have been subsequently collected as of March 31, 2025.

d. Accounts payable - related parties

Accounts payable - related parties consisted of the following:

	September 30,	March 31,
	2024	2024
Qingdao Lixing Technology Co., Ltd.	$24,019	$—
Yue Yan (Shanghai) Digital Technology Co., Ltd.	10,905	—
Others	5,082	1,387
Accounts payable - related parties	$40,006	$1,387

All these accounts payable to related parties occurred in the ordinary course of business and are payable upon demand without interest.

e. Due to related parties

Due to related parties consisted of the following:

	September 30,	March 31,
	2024	2024
Hongkong Eshallgo Holding Group Co., Limited	$9,767	$—
Others	7,664	7,348
Due to related parties	$17,431	$7,348

Amount due to related parties are advances from related various related parties for working capital during the Company’s normal course of business. These advances are unsecured, non-interest bearing and due on demand.

f. Sales to related parties

Sales to related parties consisted of the following:

	For the Six Months Ended September 30,
	2024	2023
Shanghai Tuwen Office Equipment Co., Ltd.	$208,059	$64,008
Anhui New Yalian Office Equipment Co., Ltd.	168,751	17,930
Qinghai Jiayuan Mingyue Trade Co., Ltd.	89,554	—
Hangzhou Shilian Office Equipment Co., Ltd	87,603	—
Ningbo Lihong Information System Engineering Co., Ltd.	48,533	45,030
Hebei Leading Future Technology Co., Ltd.	32,360	—
Kunming Jinbi Office Equipment Co., Ltd.	24,641	17,219
Qingdao Lixing Technology Co., Ltd.	—	16,409
Others	10,196	8,971
Sales to related parties	$669,697	$169,567

g. Purchases from related parties

Purchases from related parties consisted of the following:

	For the Six Months Ended September 30,
	2024	2023
Kunming Jinbi Office Equipment Co., Ltd.	$401,337	$265,247
Shanghai Tuwen Office Equipment Co., Ltd.	27,495	93
Others	2,488	25,888
Purchases from related parties	$431,320	$291,228

h. Loan transactions with related parties

Loan transactions with related parties consisted of the following:

		For the Six Months Ended
		September 30,
	Nature	2024	2023
Qiwei Miao	Payments made to a related party	$(1,021,847)	$—
Ningbo Lihong Information System Engineering Co., Ltd.	Payments made to a related party	(305,522)	—
Zhidan Mao	Payments made to a related party	(301,110)	—
Qinghai Chengchuang ideal Trading Co. Ltd.	Payments made to a related party	(215,269)	—
Qingdao Lixing Technology Co., Ltd.	Payments made to a related party	(167,863)	—
Shanghai Yaodun Science and Technology Development Center	Payments made to a related party	(138,874)	(140,386)
Eshallgo Electrical Equipment (Shanghai) Co., Ltd.	Payments made to a related party	(138,874)	(140,190)
Hangzhou Shilian Office Equipment Co., Ltd	Payments made to a related party	(138,874)	—
Anhui New Yalian Office Equipment Co., Ltd.	Proceeds from (repayments of) loans from a related party	64,170	(110,134)
Others	Proceeds/collection from (payment/repayment made to) related parties	(65,425)	84,748
Total		$(2,429,488)	$(305,962)

NOTE 12 — LEASES

(a) Lessee

The VIEs, Junzhang Shanghai, Junzhang Beijing and their subsidiaries, entered into various operating lease agreements with different landlords to lease office space and warehouse space in major cities in the PRC. The Management believes that all the leases are operating leases.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30,	March 31,
	2024	2024
Operating lease right-of-use lease assets	$260,375	$346,995

Operating lease liabilities – current	$211,029	$248,562
Operating lease liabilities – non-current	154,338	186,833
Total operating lease liabilities	$365,367	$435,395

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2024 and March 31, 2024:

	September 30,	March 31,
	2024	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.83	3.02
Weighted average discount rate	4.16%	4.38%

During the six months ended September 30, 2024 and 2023, the Company incurred total operating lease expenses of $101,021 and $146,731, respectively.

As of September 30, 2024, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Remainder of fiscal year 2025	$181,355
2026	80,269
2027	63,853
2028	10,777
2029	11,290
Thereafter	39,516
Total lease payments	387,060
Less: imputed interest	(21,693)
Total	$365,367

(b) Lessor

The components of lease income are as follows:

		For the Six Months Ended
		September 30,
	Location in Statements of Income	2024	2023
Revenue from sales type leases	Sales of equipment	$8,880	$34,025
Financing income on lease receivables	Financing	3,937	6,765
Lease income - operating leases	Leasing of equipment	508,013	501,450
Variable lease income	Leasing of equipment	124,543	221,151
Revenue from maintenance services	Maintenance services	47,542	95,292
Total lease income		$692,915	$858,683

Profit at lease commencement on sales type leases was estimated to be approximately $5,000 and $10,000 for the six months ended September 30, 2024 and 2023, respectively.

NOTE 13 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and VIEs’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2024 and March 31, 2024, $3,512,276 and $5,258,719, respectively, of the Company’s cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

As of September 30, 2024 and March 31, 2024, $136,782 and $ nil, respectively, of the Company’s cash was on deposit at financial institutions in the Hong Kong, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2024 and March 31, 2024, $984,827 and $ nil respectively, of the Company’s cash was on deposit at financial institutions in the United States, which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

For the six months ended September 30, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the six months ended September 30, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenue.

As of September 30, 2024, no customer accounted for more than 10% the total accounts receivable balance, respectively. As of March 31, 2024, one customer accounted for 14.0% the total accounts receivable balance.

For the six months ended September 30, 2024, no vendor accounted for more than 10% of the Company’s total purchase. For the six months ended September 30, 2023, two vendors accounted for 15.8% and 10.3% of the Company’s total purchase, respectively.

As of September 30, 2024, one vendor accounted for 13.2% of the total accounts payable balance. As of March 31, 2024, one vendor accounted for 10.8% of the total accounts payable balance.

NOTE 14 — SHORT-TERM BANK LOAN

During the six months ended September 30, 2024, the Company entered into loan agreements with Webank to borrow RMB 215,740 ($30,755) as working capital for one year to two years. The loans had fixed interest rates ranging from 10.26% to 13.58% per annum. The loans were fully repaid as the date of this report.

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Eshallgo HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the six months ended September 30, 2024 and 2023.

PRC

Eshallgo WFOE, Junzhang Shanghai and Junzhang Beijing are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%, with special preferable tax holiday.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The VIE, Junzhang Shanghai, is qualified as HNTE and has renewed its HNTE certificate in 2021. Therefore, Junzhang Shanghai is eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent it has taxable income under the EIT Law. However, as Junzhang Shanghai was also qualified as a small low-profit enterprise, it chose to enjoy the preferential tax rate of 5% for small low-profit enterprises since the year ended March 31, 2024.

For the six months ended September 30, 2024 and 2023, Junzhang Shanghai’s subsidiaries, are recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5% during the period from January 1, 2023 to December 31, 2027.

The estimated tax savings as a result of the Company’s preferential tax rates for the six months ended September 30, 2024 and 2023 amounted to $125,354 and $154,353, respectively. Per share effect of the tax savings were $0.01 and $0.01 for the six months ended September 30, 2024 and 2023, respectively.

(i) The components of the provision for income taxes from Cayman Islands, Hong Kong, and China are as follows:

	For the Six Months Ended September 30,
	2024	2023
Current tax provision
Cayman Islands	$—	$—
Hong Kong	—	—
China	35,870	46,363
	35,870	46,363
Deferred tax benefit
Cayman Islands	—	—
Hong Kong	—	—
China	(8,826)	(3,124)
	(8,826)	(3,124)
Provision for income taxes	$27,044	$43,239

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended September 30, 2024 and 2023:

	For the Six Months Ended September 30,
	2024	2023
China Statutory income tax rate	25.0%	25.0%
Non-taxable items	(0.1)%	0.5%
Foreign tax rate differential	(20.4)%	—
Effect of tax holiday and preferential tax rate	(3.6)%	(29.4)%
Change in valuation allowance	(1.7)%	12.3%
Others	(0.1)%	(0.2)%
Effective tax rate	(0.9)%	8.2%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

(b) Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	September 30,	March 31,
Deferred tax assets	2024	2024
Allowance for credit loss	$87,578	$78,810
Reserve for inventory	4,603	4,580
Operating lease liabilities	40,482	43,346
Net operating loss carried forward	448,897	383,524
Total deferred tax assets	581,560	510,260
Valuation allowance	(510,571)	(445,403)
Deferred tax assets, net of valuation allowance	$70,989	$64,857
Net off deferred tax liabilities	(13,019)	(17,272)
Deferred tax assets, net	$57,970	$47,585

	September 30,	March 31,
Deferred tax liabilities	2024	2024
Finance lease	$—	$—
Right-of-use assets	13,019	17,350
Deferred tax liabilities	13,019	17,350
Net off deferred tax assets	(13,019)	(17,272)
Deferred tax liabilities, net	$—	$78

Movement of the valuation allowance:

	September 30,	March 31,
Valuation allowance	2024	2024
Beginning balance	$445,403	$359,904
Current year addition	50,668	104,207
Exchange difference	14,500	(18,708)
Ending balance	$510,571	$445,403

As of September 30, 2024 and March 31, 2024, the Company’s PRC entities had net operating loss carryforwards of approximately $4.2 million and $3.1 million, respectively, which will be available to offset future taxable income. As of September 30, 2024, these carryforwards will expire from 2025 through 2033, if not used. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not that its deferred tax assets derived from the net operating loss carried forward could not be realized due to uncertainty on future earnings in Junzhang Shanghai and some of its subsidiaries and the Company provided a 100% allowance for the deferred tax assets of these entities as of September 30, 2024.

(c) Taxes payable

Taxes payable consist of the following:

	September 30,	March 31,
	2024	2024
Income tax payable	$114,905	$126,041
Value added tax payable	154,390	133,694
Other taxes payable	598	8,975
Total taxes payable	$269,893	$268,710

(d) Uncertain tax position

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended September 30, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

Eshallgo was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 16, 2021. The Company is authorized to issue 90,000,000 shares of Class A ordinary share, par value $0.0001 per share, and 10,000,000 shares of Class B ordinary share, par value $0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Also, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

As of March 31, 2022, there were 14,144,000 shares of Class A ordinary share issued and outstanding, and 5,856,000 shares of Class B ordinary share issued and outstanding. This reflects the retrospective presentation of the share issuance on July 28, 2021, August 14, 2021 and December 2, 2021, due to the recapitalization among entities under common control.

On September 5, 2022, the Company entered into a subscription agreement with certain investors, including two related parties (the “Investors”) whereby the Company agreed to sell, and the Investors agreed to purchase 285,000 Class A ordinary shares (the “Shares”) at a purchase price of $2.0 per share. The total proceeds of $552,892 were fully received and the Shares were issued to the Investor on October 12, 2022.

In August 2023, the Company entered into private placement subscription agreements with certain investors, whereby the Company agreed to sell, and the Investors agreed to purchase a total of 200,000 Class A ordinary shares at a purchase price of $2.3 per share. The total proceeds of $458,341 were fully received and the Shares were issued to the Investors on August 30, 2023.

On August 13, 2024, the Company approved the grant of 200,000 restricted shares with a value of $360,000 based on the closing stock price of $1.80 to a consultant as consideration for his consulting service for one year. The vesting period of these shares is six months from the date of contract. The 200,000 restricted shares were fully issued on August 13, 2024. The share-based compensation expense recorded for these restricted shares issued for service was $30,000 for the six months ended September 30, 2024. As of September 30, 2024, the unrecognized share-based compensation expense of these restricted shares issued was $330,000.

On September 12, 2024, the Company adopted a 2024 equity incentive plan (the “2024 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2024 Plan has a maximum number of 2,000,000 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2024 Plan. The Company entered into agreements with certain consultants on September 20, 2024 and granted them a total of 931,000 Class A ordinary shares, and entered into agreements with certain key employees on October 15, 2024, and granted them a total of 600,000 Class A ordinary shares. These shares are granted as awards for their services during the Company’s successful IPO, the total value of the shares was $3,410,200 based on the closing stock price of $2.20 and $2.27 on the respective grant dates. The 1,531,000 Class A ordinary shares were fully issued on November 1, 2024. The share-based compensation expense recorded for these shares issued was $2,048,200 for the six months ended September 30, 2024. As of September 30, 2024, the unrecognized share-based compensation expense of these shares issued was $1,362,000.

On September 30, 2024, the Company entered into agreements with two third party companies for their consulting service with a period of one year, and the Company granted each of the two third party companies 1,000,000 restricted shares with a value of $2,080,000 based on the closing stock price of $2.08 as consideration for their consulting services. The vesting period of these shares was six months from the date of contracts. The 2,000,000 restricted shares were fully issued on October 29, 2024. The share-based compensation expense recorded for these restricted shares issued for service was $ nil for the six months ended September 30, 2024. As of September 30, 2024, the unrecognized share-based compensation expense of these restricted shares issued was $4,160,000.

Initial Public Offering

On July 3, 2024, the Company closed its IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses of $1,176,197. The Offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. The Company’s Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

Statutory reserve and restricted net assets

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary and VIEs from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOE and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Eshallgo WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Eshallgo WFOE and the VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and March 31, 2024, restricted net assets of Eshallgo WFOE and the VIEs amounted to $4,975,480 and $3,823,552, respectively.

NOTE 17 — SUBSEQUENT EVENTS

On November 29, 2024, the Company entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. As of the date of the report, shares of the Company’s Class A ordinary shares totaling 432,759 were issued by the Company to the Debenture Holder equaling principal and interests amounted to $439,575.

On January 8, 2025, the Company entered into a loan agreement with Bank of China to borrow $142,554 (RMB 1.0 million) as working capital. The loan has a fixed interest rate of 3.27% per annum and matures in one year.

The Company evaluated the subsequent events through March 31, 2025, and concluded that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.